September 25, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Aisha Adegbuyi

Re:          Alerus Financial Corporation

Request for Acceleration of Effectiveness of Registration Statement

on Form S-3 SEC File No. 333-274509 (“Registration Statement”)

Dear Ms. Adegbuyi:

On behalf of Alerus Financial Corporation, as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 4:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Wednesday, September 27, 2023.

Feel free to telephone Joseph T. Ceithaml of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5143 with any questions or comments.

Very truly yours,

Alerus Financial Corporation

/s/ Katie A. Lorenson
Katie A. Lorenson
President and Chief Executive Officer